Exhibit 1
DESCRIPTION OF OUR MEMORANDUM
AND ARTICLES OF ASSOCIATION AND ORDINARY SHARES
General
     We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.
     The authorized share capital is $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each, of which 78,788,150 were issued as of June 30, 2009 and 23,211,185 were available for issue.
     At the annual general meeting held on April 28, 2008, shareholders approved a resolution which authorized an increase in the authorized share capital of the company from $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each to $5,000,000 divided into 100,000,000 ordinary shares of $0.05 each.
     At the annual general meeting held on April 26, 2004, shareholders approved a resolution which authorized a share split which amended our authorized share capital from $4,000,000 divided into 40,000,000 ordinary shares of $0.10 each to $4,000,000 divided into 80,000,000 ordinary shares of $0.05 each. The issued share capital therefore increased from 29,263,385 to 58,526,770 ordinary shares with effect from June 11, 2004. None of our shares have any redemption rights.
Memorandum of Association
     Clause 2 of our Memorandum of Association provides that we shall have all the powers of a natural person including but not limited to the power to carry on mining, exploration or prospecting.
Changes in Capital or Objects and Powers
     Subject to the 1991 Law and our Articles of Association, we may by special resolution at a general meeting:
•	increase our authorized or paid up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	sub-divide all or any part of our shares having a par value;

•	convert any of our issued or unissued shares into shares of another class;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued shares into redeemable shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce the authorized share capital;

•	reduce our issued share capital; or

•	alter our Memorandum or Articles of Association.
Articles of Association
     We adopted our Articles of Association by special resolution passed on June 24, 1997. Our Articles of Association include provisions to the following effect:

General Meeting of Shareholders
     We may at any time convene general meetings of shareholders. We hold an annual general meeting for each fiscal year within nine months of the end of each fiscal year. No more than eighteen months may elapse between the date of one annual general meeting and the next.
     Annual general meetings and meetings calling for the passing of a special resolution require twenty-one days’ notice of the place, day and time of the meeting in writing to our shareholders. Any other general meeting requires no less than fourteen days’ notice in writing. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s marketplace rules, which apply to all companies listed on the Nasdaq Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33 1 / 3 % of the outstanding shares. As a result, we requested, and Nasdaq granted to us, an exemption from compliance with the Rule 4350(f) requirement.
     The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:
•	the consideration of our annual financial statements and report of our independent accountants;

•	the election of directors; and

•	the appointment of independent auditors.
Voting Rights
     Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.
     Unless we otherwise determine, no shareholder is entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a shareholder in respect of any share held by him unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses, if any, have been paid to us.
Dividends
     Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our profits available for distribution.
     Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.
     We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of those ways.

     We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.
Ownership Limitations
     Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.
Distribution of Assets on a Winding-Up
     If we are wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the dividend shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders as he with the like sanction shall determine but no shareholder shall be compelled to accept any assets on which there is a liability.
Transfer of Shares
     Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.
     We may, in our absolute discretion and without giving any reason, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:
•	it is in respect of a share which is fully paid up;

•	it is in respect of only one class of shares;

•	it is in favor of a single transferee or not more than four joint transferees;

•	it is duly stamped, if so required; and

•	it is delivered for registration to our registered office for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so; provided that we shall not refuse to register any transfer of partly paid shares which are listed on the grounds they are partly paid shares in circumstances where our refusal would prevent dealings in those shares from taking place on an open and proper basis.
Variation of Rights
     If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a resolution passed by the holders of not less than three-quarters in nominal value of the issued shares of that class at a separate general meeting of the holders of shares of the class. The quorum at that meeting shall be not less than two persons holding or representing by proxy at least one-third of the nominal amount paid up on the issued shares of the class in question and at an adjourned meeting not less than one person holding shares of the class in question or his proxy.

     Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking equally in all respects, except as to the date from which those new shares shall rank for dividend, with or subsequent to those already issued or by the reduction of the capital paid up on those shares or by the purchase or redemption by us of our own shares in accordance with the provisions of the 1991 Law and the Articles.
Capital Calls
     Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days’ notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.
     If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay all costs, charges and expenses of ours in connection with the non-payment, including interest on the unpaid amount, if requested by us.
     Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present and vote at any general meeting, or be included in a quorum, or to exercise any other right or privilege as a shareholder unless and until any outstanding calls in respect of his shares are paid.
Borrowing Powers
     We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law, to create and issue debenture and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.
Issue of Shares and Preemptive Rights
     Subject to the provisions of the 1991 Law and to any special rights attached to any shares, we may allot or issue shares with those preferred, deferred or other special rights or restrictions regarding dividends, voting, transfer, return of capital or other matters as we may from time to time determine by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. We may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. Subject to the provisions of the 1991 Law the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount.
     There are no pre-emptive rights for the transfer of our shares either within the 1991 Law or our Articles of Association.
Meetings of the Board of Directors
     Any director may, and the secretary at the request of a director shall, call a board meeting at any time on reasonable notice. A director may waive this notice requirement.
     Subject to our Articles of Association our board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two persons, each being a director or an alternate director. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.
     Our board of directors may delegate or entrust to and confer on any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. Our board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors and one or more other persons, provided that a majority of the members of the committee should be directors.
Remuneration of Directors
     Our directors (other than alternate directors) shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $300,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.
     The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by us, and may be in addition to or in lieu of any fee payable to him for his services as director.
Pensions and Gratuities for Directors
     We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependants.
Directors’ Interests in Contracts
     Subject to the provisions of the 1991 Law and provided that his interest is disclosed as soon as practicable after a director becomes aware of the circumstances which gave rise to his duty to disclose in accordance with the Articles of Association, a director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with us, or in which we are otherwise interested, may hold any other office or place of profit under us (except that of auditor of, or of a subsidiary of ours) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for us, and in any such case on such terms as to remuneration and otherwise as we may arrange, and may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by us or in which we are otherwise interested and shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement, transaction or proposal.
     No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.
Restrictions on Directors’ Voting
     Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or will be a party and in which he has an interest which (together with an interest of any person connected with him) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us, unless the resolution concerns any of the following matters:
•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;

•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
•	any proposal concerning any other body corporate in which he (together with persons connected with him) does not to his knowledge have an interest in 1% or more of the issued equity share capital of any class of that body corporate or of the voting rights available to shareholders of that body corporate;

•	any proposal relating to an arrangement for the benefit of our employees or the employees of any of our subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates; or

•	any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.
     A director shall not vote or be counted in the quorum for any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or termination) as the holder of any office or place of profit with us or any company in which we are interested.
Number of Directors
     Unless and until otherwise determined by a special resolution, the number of directors shall be not less than two or more than 20.
Directors’ Appointment and Retirement by Rotation
     Directors may be appointed by ordinary shareholder resolution or by the board. If appointed by ordinary resolution, a director holds office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.
     At each annual general meeting, one-third of the directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. Subject to the provisions of the 1991 Law and to the Articles, the directors to retire will, first, be any director who wishes to retire and not offer himself for re-election and secondly, will be those who have been longest in office since their last appointment or re-appointment, but as between those who have been in office an equal length of time, those to retire shall (unless they otherwise agree) be determined by lot. There is no age limit imposed upon directors.
Untraced Shareholders
     Subject to the Articles, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest.
CREST
     The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association already provide for our shares to be held in uncertificated form under the CREST system.

Purchase of Shares
     Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares from any source, but only if they are fully paid.
Non-Jersey Shareholders
     There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.
Rights of Minority Shareholders and Fiduciary Duties
     Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority’s decision. There may also be common law personal actions available to our shareholders.
Jersey Law and Our Memorandum and Articles of Association
     The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 1985 (as amended). However, the 1991 Law is considerably shorter in content than the English Companies Act 1985 and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law (as there are under English law):
•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;

•	requiring us to file details of charges other than charges of Jersey realty; or

•	as regards statutory preemption provisions in relation to further issues of shares.
     Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders.
     The court has wide powers within its inherent jurisdiction and a shareholder could successfully bring an action in a variety of circumstances. Although there is no statutory definition of unfairly prejudicial conduct, authority suggests that it includes oppression and discrimination and that the test is objective.
     There are no provisions in our Memorandum or Articles of Association concerning changes of capital where these provisions would be considered more restrictive than that required by the 1991 Law.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
     This section summarizes the material provisions of the Deposit Agreement, dated as of July 1, 1997, and amended and restated as of June 26, 2002, and further amended and restated as of July 10, 2002, among us, The Bank of New York Mellon, as depositary, and all registered owners and holders from time to time of ADRs issued under the Deposit Agreement. All references in this section to The Bank of New York Mellon refer to The Bank of New York Mellon or its successor in the capacity of depositary under the Deposit Agreement.
     A copy of the Deposit Agreement, including the form of ADR, has been filed as an exhibit to the registration statement on Form F-6 (File No. 333-129147) filed with the SEC on October 20, 2005. A copy of the Deposit Agreement will be available for inspection at the Corporate Trust Office of The Bank of New York Mellon, currently located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.
     The Bank of New York Mellon is incorporated and operates under the laws of the State of New York. The Bank of New York Mellon is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Bank of New York Mellon was constituted in 1784 in the State of New York. It does not have a registration number. It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a New York corporation.
     As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Jersey law governs shareholder rights. The Bank of New York Mellon will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. The deposit agreement sets out ADS holder rights as well as the rights and obligations of The Bank of New York Mellon as depositary. New York law governs the deposit agreement and the ADSs.
     You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
     The ADRs evidence ADSs, which in turn represent ownership interests in:
•	ordinary shares deposited with the custodian, currently the London, England office of The Bank of New York Mellon, and the rights attributable to those ordinary shares; and

•	securities, cash or other property received by The Bank of New York Mellon or by the custodian in respect of the ordinary shares deposited with the custodian, but not distributed to ADS owners.
Share Dividends and Other Distributions
How will you Receive Dividends and other Distributions on Shares?
     The Bank of New York Mellon will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares the ADSs evidenced by your ADRs represent.
     Cash
     The Bank of New York Mellon will convert any cash dividend or distribution that we pay on the ordinary shares, if in a foreign currency, into US dollars. If any government approval of the conversion is needed and cannot be obtained or is not obtained within a reasonable amount of time, or if the conversion is otherwise not possible on a reasonable basis, The Bank of New York Mellon may distribute the foreign currency only to those ADS holders to whom it is possible to do so or may hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. The Bank of New York Mellon may hold the foreign currency without investing it, and will not be required to pay you any interest if it does so.
     Before making a distribution, The Bank of New York Mellon will deduct any withholding taxes that must be paid under applicable laws. It will distribute only whole US dollars and cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the foreign currency, you may lose some or all of the value of the distribution.
     Shares
     The Bank of New York Mellon may, and will if we so request, distribute new ADSs representing any ordinary shares that we distribute as a dividend or free distribution, if we furnish The Bank of New York Mellon promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds to the holders entitled to those shares. If The Bank of New York Mellon does not distribute additional cash or ADSs, the outstanding ADSs will also represent the new ordinary shares. Each ADS currently represents one ordinary share.
     Rights
     If we offer holders of securities any rights, including rights to subscribe for additional ordinary shares, The Bank of New York Mellon may make these rights available to you and has the authority to set the procedures for any offer to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York Mellon determines that it is practical to sell the rights, The Bank of New York Mellon may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
     If The Bank of New York Mellon makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York Mellon will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay The Bank of New York Mellon the exercise price and any charges the rights require you to pay.
     The Bank of New York Mellon will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act with respect to a distribution to you.
     Other Distributions
     The Bank of New York Mellon will send to you any other property that we distribute on deposited securities by any means The Bank of New York Mellon thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what we distributed; for example by public or private sale, and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what we distributed, in which case the outstanding ADSs will also represent the newly distributed property.

     The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holder. For example, The Bank of New York Mellon may decide that a distribution of cash to ADS holders is illegal where any applicable foreign currency control would prohibit it, or that a share or rights distribution to ADS holders is illegal if the underlying securities have not been registered or are not being offered under an available exemption from registration requirements. A distribution to ADS holders may be impractical if we do not give timely or sufficient notice of the proposed distribution to The Bank of New York Mellon or if the costs of the distribution exceed the value the holders would receive from the distribution. We will have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How does The Bank of New York Mellon deliver ADSs?
     The Bank of New York Mellon will deliver the ADSs that you are entitled to receive against deposit of the underlying ordinary shares represented by the ADSs. The Bank of New York Mellon will deliver additional ADSs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to The Bank of New York Mellon of any necessary approvals of the governmental agency in Jersey, if any, which is responsible for regulating currency exchange at that time. If required by The Bank of New York Mellon, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends on other property. Upon payment of its fees and of any taxes or charges, The Bank of New York Mellon will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its Corporate Trust Office to the persons you request.
How do you cancel an ADS and obtain ordinary shares?
     You may submit a written request to withdraw ordinary shares and turn in your ADSs at the Corporate Trust Office of The Bank of New York Mellon. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, The Bank of New York Mellon will deliver the deposited securities underlying the ADSs evidenced by the surrendered ADRs to an account designated by you at the office of the custodian. At your request, risk and expense, The Bank of New York Mellon may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities underlying the ADSs evidenced by your ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York Mellon.
Record Dates
     Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADSs or notice of a meeting of holders of ordinary shares or other deposited securities is made, The Bank of New York Mellon will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.
Voting of Deposited Securities
How do you Vote?
     If you are an ADS holder on a record date fixed by The Bank of New York Mellon, you may instruct The Bank of New York Mellon how to exercise the voting rights of the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares or other deposited securities. However, you may not know about the meeting enough in advance to withdraw the ordinary shares or other deposited securities.
     If we ask for your instructions, The Bank of New York Mellon will notify you of the upcoming meeting and arrange to deliver the relevant materials to you. The materials will:
•	include all information included with the meeting notice sent by us to The Bank of New York Mellon;

•	explain how you may instruct The Bank of New York Mellon to vote the ordinary shares or other deposited securities underlying the ADSs evidenced by your ADRs as you direct; and

•	include a voting instruction card and any other information required under Jersey law that we and The Bank of New York Mellon will prepare.
     For instructions to be valid, The Bank of New York Mellon must receive them on or before the date established by The Bank of New York Mellon. The Bank of New York Mellon will try, to the extent practical, subject to applicable law and the provisions of our Articles of Association, to vote or have its agents vote the underlying ordinary shares or other deposited securities as you instruct. The Bank of New York Mellon will only vote, or attempt to vote, as you instruct. However, if The Bank of New York Mellon does not receive your voting instructions, it may give a proxy to vote your underlying ordinary shares or other deposited securities to our designated representative.
     We cannot assure that you will receive the voting materials or otherwise learn of a shareholders’ meeting in time to ensure that you can instruct The Bank of New York Mellon to vote your underlying ordinary shares or other deposited securities. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your underlying ordinary shares or other deposited securities are not voted as you requested.
Inspection of Transfer Books
     The Bank of New York Mellon will keep books for the registration and transfer of ADSs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to us, the Deposit Agreement or the ADSs.
Reports and Other Communications
     The Bank of New York Mellon will make available for your inspection any reports or communications, including any proxy material, received from us, as long as these materials are received by The Bank of New York Mellon as the holder of the ordinary shares or other deposited securities underlying the ADSs and are generally available to our shareholders. At our written request, The Bank of New York Mellon will also send copies of reports, notices and communications to you.
Fees and Expenses
     The Bank of New York Mellon will charge any party depositing or withdrawing ordinary shares or other deposited securities or any party surrendering ADSs or to whom ADSs are delivered:

For:	ADS holders must pay:
• each issuance of an ADS, including as a result of a distribution of shares or rights or other property or upon exercise of a warrant	• $5.00 or less per 100 ADSs or portion thereof

• each surrender of an ADS for withdrawal of the ordinary shares and other deposited securities underlying the ADS evidenced by the surrendered ADR, including if the Deposit Agreement is terminated	• $5.00 or less per 100 ADSs or portion thereof

• each cash distribution pursuant to the Deposit Agreement	• $0.02 or less per ADS or portion thereof

For:	ADS holders must pay:
• depositary services	• $0.02 or less per ADS or portion thereof, which will accrue on December 31 of each year, except in years in which the fee described in the preceding bullet point was charged

• transfer and registration of shares on our share register from your name to the name of The Bank of New York Mellon or its agent when you deposit, substitute or withdraw ordinary shares	• registration or transfer fees

• conversion of foreign currency to US dollars	• expenses of The Bank of New York Mellon

• cable, telex and facsimile transmission expenses, expressly provided in the Deposit Agreement	• expenses of The Bank of New York Mellon

• as necessary
•    taxes and governmental charges The Bank of New York Mellon or custodian has to pay on any ADS or ordinary share or other deposited security underlying an ADS; for example, withholding taxes, stamp duty or stock transfer taxes

Payment of Taxes
     You will be responsible for any taxes or other governmental charges payable on your ADSs or on the ordinary shares and any other deposited securities underlying your ADSs. The Bank of New York Mellon may:
•	deduct the amount of any taxes owed from any payments to you;

•	restrict or refuse the transfer of your ADSs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on the ADSs evidenced by your ADRs or underlying ordinary shares or other deposited securities; or

•	sell ordinary shares or deposited securities to pay any taxes owed, in which case you will remain liable if the proceeds of the sale are not enough to pay the taxes.
     If The Bank of New York Mellon sells deposited securities, it will, if appropriate, reduce the number of ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.
Reclassifications, Recapitalizations and Mergers
     If we:
•	change the par value of any of our ordinary shares;

•	reclassify, split or consolidate any of our ordinary shares;

•	distribute securities on any of our ordinary shares that are not distributed to you; or

•	recapitalize, reorganize, merge, consolidate, sell our assets, or take any similar action, then the cash, shares or other securities received by The Bank of New York Mellon will become new deposited securities under the Deposit Agreement, and each ADS evidenced by your ADRs will automatically represent the right to receive a proportional interest in the new deposited securities. The Bank of New York Mellon may and will, if we ask it to, distribute new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination of the Deposit Agreement
How may the Deposit Agreement be Amended?
     We and The Bank of New York Mellon may agree to amend the Deposit Agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for the taxes and governmental charges, or prejudices an important right of ADS holders, it will only become effective thirty days after The Bank of New York Mellon notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to surrender your ADSs to receive the ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs.
How may the Deposit Agreement be Terminated?
     The Bank of New York Mellon will terminate the Deposit Agreement if we ask it to do so, in which case it must notify you at least 90 days before termination. The Bank of New York Mellon may also terminate the agreement after notifying you if The Bank of New York Mellon informs us that it would like to resign and we do not appoint a new depositary bank within 90 days.
     If any ADSs remain outstanding after termination, The Bank of New York Mellon will stop registering the transfer of ADSs, will stop distributing dividends to ADS holders, and will not give any further notices or do anything else under the Deposit Agreement other than:
•	collect dividends and distributions on the ordinary shares and any other deposited securities;

•	sell rights and other property offered to holders of the ordinary shares and any other deposited securities; and

•	deliver ordinary shares and other deposited securities upon surrender of ADSs.
     At any time after one year after termination of the Deposit Agreement, The Bank of New York Mellon may sell any remaining ordinary shares and any other deposited securities by public or private sale. After that, The Bank of New York Mellon will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the money it received on the sale and any other cash it then holds under the Deposit Agreement. After termination, our only obligations will be with respect to indemnification of, and to pay agreed upon fees, expenses and out-of-pocket charges to, The Bank of New York Mellon.
Your Right to Receive Underlying Ordinary Shares and Other Deposited Securities
     You have the right to surrender your ADSs and the underlying ordinary shares and any other deposited securities underlying the ADSs evidenced by your ADRs at any time except:
•	due to temporary delays caused by The Bank of New York Mellon closing its or the closing of our transfer books, the transfer of ordinary shares is blocked in connection with voting at a shareholders’ meeting, or we are paying dividends;

•	when you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
     This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Limitations on Obligations and Liabilities to ADS Holders
     The Deposit Agreement expressly limits our obligations and liability and those of The Bank of New York Mellon. We and The Bank of New York Mellon:
•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if prevented or delayed by law, any provisions of our Articles of Association or by-laws or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable for exercising, or failing to exercise, discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other party unless we are indemnified to our satisfaction or The Bank of New York Mellon is indemnified to its satisfaction; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing shares, any ADS holder or any other person who we or The Bank of New York Mellon believe in good faith is competent to give that advice or information.
     In the Deposit Agreement, we and The Bank of New York Mellon agree to indemnify each other under specified circumstances.
Requirements for Depositary Actions
     Before The Bank of New York Mellon will deliver or register the transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares or other deposited securities, The Bank of New York Mellon may require:
•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of The Bank of New York Mellon;

•	production of satisfactory proof of the identity of the person presenting shares for deposit or ADSs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations The Bank of New York Mellon may establish consistent with the Deposit Agreement, including presentation of transfer documents.
     The Bank of New York Mellon may refuse to deliver, transfer, or register transfer of ADSs generally when the transfer books of The Bank of New York Mellon are closed or at any time if The Bank of New York Mellon or we think it advisable to do so.
Pre-Release of ADSs
     In some circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of ADSs. The Bank of New York Mellon may also deliver ordinary shares prior to the receipt and cancellation of re-released ADSs, even if those ADSs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of the ordinary shares to close out a pre-release. The Bank of New York Mellon may pre-release ADSs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer, as the case may be, owns the ordinary shares or ADSs to be deposited;

•	the pre-release must be fully collateralized with cash or collateral that The Bank of New York Mellon considers appropriate; and

•	The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice.
     The pre-release will be subject to whatever indemnities and credit regulations that The Bank of New York Mellon considers appropriate. In addition, The Bank of New York Mellon will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although The Bank of New York Mellon may disregard the limit from time to time, if it thinks it is appropriate to do so.